

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

Sanjay Patel
Chief Executive Officer
Apollo Strategic Growth Capital II
9 West 57th Street
42nd Floor
New York, NY 10019

>   **Re: Apollo Strategic Growth Capital II**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 27, 2023**
>   **File No. 001-40018**

Dear Sanjay Patel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Brian M. Janson, Esq.